Toyota Motor Credit Corporation
19001 S. Western Avenue
Torrance, CA 90501

May 29, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Annual Report on Form 10-K for the year ended March 31, 2014;
Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Dear Sirs:

Toyota Motor Credit Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Annual Report on Form 10-K for the year ended March 31, 2014.

Very truly yours,

Toyota Motor Credit Corporation
By:	/s/ Michael Groff
Name: Michael Groff
Title: President and Chief Executive Officer